The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

29th November, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th November 2002, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) an announcement dated 29th November 2002, enclosing copies of the EMI Group Interim Report for the six months ended 30th September 2002, as is being posted to the Company's shareholders (and a copy of which is attached).

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

29th November, 2002.

Dear Sirs,

EMI Group plc

To comply with paragraph 9.31 of the Listing Rules, I enclose two copies of the EMI Group plc Interim Report for the six months ended 30th September 2002, which is being posted today (29th November 2002) to all of the Company's shareholders.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

L-UKLA.doc

INTERIM REPORT
30 SEPTEMBER 2002

EMI
GROUP PLC


ng Stones
Licks
double albums


Herbert Grönemeyer
Mensch
1.7m albums


aud
an D'Enfer
albums


Coldplay
A Rush Of Blood
To The Head
2.6m albums


a Hikaru
River
albums


Norah Jones
3.0m albums

Overview

Operating profit £79.0m, up 83.3% on sales down 9.9%

Adjusted pre-tax profit £42.2m, compared with a loss of £2.0m last year

Net profit after tax £138.4m compared with a loss of £54.4m last year

Turnaround in Recorded Music, with restructuring programme delivering improved margins, predicted fixed cost savings and better cash management

Music Publishing continuing to make progress despite the fall in the global recorded music market

Group successfully refinanced to assure liquidity and provide healthy balance of long and short-term borrowings

Dividend declared at 2.0p per share in anticipation of performance supporting a full-year payment of 8.0p per share

Financial highlights

for the six months ended 30 September 2002 (unaudited)

	Six months ended 30 September 2002 £m	Six months enc 30 September 2C
Group turnover	**961.5**	1,067
EBITDA (i)	**100.2**	69
Group operating profit (EBITA) (ii)	**79.0**	43
Adjusted profit (loss) before taxation (iii)	**42.2**	(2
Adjusted diluted earnings per share (iv)	**2.9p**	(0
Dividend per share	**2.0p**	4
Return on sales (v)	**8.2%**	4
Interest cover (vi)	**2.8x**	2

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.
(ii) Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights.
(iii) Adjusted profit (loss) before taxation is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(iv) Adjusted diluted earnings per share is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(v) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of turnov
(vi) Interest cover is defined as the number of times Group EBITDA is greater than Group finance charges.

Chairman's Statement



Eric Nicoli
Chairman, EMI Group plc

These results reflect another solid performance from EMI Music Publishing and demonstrate the scale and success of the changes we have implemented in EMI Recorded Music in the year since Alain Levy's appointment. The grou made a pre-tax profit, before exceptional items and amortisation, of £42.2m, compared with a loss of £2.0m last year. Net earnings per share, before exceptional items, amortisation, and the impact of related tax and minority interests, increased to 2.9p from a loss of 0.8p last year.

EMI Recorded Music turnover was down 12.4% to £759.3m, reflecting the impact of our decision to hold back key releases from the first quarter of our financial year to minimise the disruption from our comprehensive restructuring of the recorded music operations. On a constant currency basis, turnover decreased 9.9%. The success of our re-creation programme can be measured in the very substantial uplift in operating profit in Recordec Music, from an operating loss last year of £8.1m to a profit of £28.0m, an increase of £36.1m.

EMI Music Publishing grew turnover to £202.2m, an increase of 1.1% on the six months ended 30 September 2001. On a constant currency basis, turnover grew by 4.1%. Operating profit decreased marginally to £51.0m from £51.2m in the prior year, but on a constant currency basis increased by 2.3%.

In May 2002, HMV Group plc ('HMV'), of which we owned 42.65%, floated on the London Stock Exchange, and EMI sold part of its stake, realising cash of £140.6m and an exceptional profit before tax of £181.1m. We also realisec cash of £33.0m and an exceptional gain of £27.4m on the sale of our stake ir Viva Media AG. These gains were partially offset by losses on the disposal of certain other assets, resulting in a net exceptional gain for the six months ended 30 September 2002 of £174.8m.

Overall, group profit after amortisation, exceptional items, tax and minority interests was £138.4m, compared with a loss in the prior year of £54.4m, an increase of £192.8m. The Board has declared an interim dividend of 2.0p pe share in anticipation of performance supporting a total dividend of 8.0p per share, maintaining last year's level.

October marked one year since the appointment of Alain Levy as Chairman and CEO of EMI Recorded Music. The magnitude of the change he and his team have made in that time has been enormous. Fixed costs have been very significantly reduced, giving the business more flexibility. But, just as importantly, variable costs are also falling, driven by the greater efficiency and effectiveness of the new structure and new approach.

The results can be seen not only in the significant improvement in operating profit in that division, but also in the signs that the greater emphasis on artist development and international marketing, which are fundamental to the longer-term success of the business, are bearing fruit, through such talented artists as The Vines, Norah Jones, Kylie Minogue and Coldplay, to name but a few.

Led by Group CFO Roger Faxon, we completed the restructuring of our debt into medium and long-term facilities, including a £325m sterling bond and a US$180m private placement. Less than 5% of our net borrowings are now due within one year, compared with over 75% at the same time last year. This places the group on a very firm financial footing going forward, and demonstrates the confidence of the debt markets in our future.

We welcome Peter Georgescu to the Board as a non-executive director. Peter was for seven years the Chairman and CEO of the international advertising company Young & Rubicam, and is now their Chairman Emeritus. He is also on the boards of Levi's and Toys 'R' Us. In July, Hugh Jenkins retired from the Board after seven years of valuable service. His contribution will be greatly missed, and we wish him well.

In the second half of the financial year, we expect the global recorded music market to continue to decline, but at a reducing rate. This market weakness will now result in full-year sales in Recorded Music below last year's level. Nonetheless, we expect that significant and accelerating margin improvement in that business, coupled with continued strength in Music Publishing, will enable us to deliver a substantial full-year improvement at all levels of profitability for the group.

We are committed to changing the way we do business. Great progress has been made, but there is much work still to do. Increasingly sophisticated consumers and advancing technology present us with a host of opportunities and challenges. We are taking determined steps to develop compelling business models for the legitimate digital delivery of music as well as introducing new physical products. In parallel, we are taking the battle to the pirates, and are intent on making real progress in reducing the level of illegal copying. We call on governments and enforcement agencies around the world to work with us to protect the rights of all intellectual property holders, and give support to the creative community.

Eric Nicoli
Chairman

Recorded Music Operating Review

The six months ended 30 September 2002 marked a substantial turnaround in the performance and focus of EMI Recorded Music, as the restructuring and re-creation programme begun last year started to bear fruit. We have achieved our planned cost savings, substantially reducing the fixed overhead base in the business. Beyond this, however, the new management disciplines we have introduced have gone much further, focusing attention more closely on controlling costs and generating profitable turnover rather than simply empty market share. The success of albums from artists like Norah Jones and Coldplay has reinforced this approach.

We took the decision that we would significantly limit the albums released in the first quarter, in order to minimise the disruption from the restructuring programme. Coupled with the effects of roster reduction and closing loss-making satellite labels last year, turnover in Recorded Music fell to £759.3m this year from £867.0m in 2001. Exchange rate differences contributed £21.9r to this fall. In this period, the world music market decreased by 6.1%, and our market share was 11.8%.

In spite of this drop in turnover, operating profit (EBITA) in EMI Recorded Music grew substantially, to £35.5m before exchange rate differences and central cost allocations, from a loss of £3.1m in the same period last year. This represents an improvement of £38.3m and clearly demonstrates the success of the actions taken. After the allocation of central costs and movemen in exchange rates, operating profit grew to £28.0m from a loss of £8.1m the previous year.

In North America, market share fell slightly in the period. The closure of los making satellite labels, cost savings generated by the restructuring and a foc on improving margins have generated a substantial improvement in operatin profitability. Virgin America has now successfully completed its move to New York, providing us with a strong East Coast creative presence, and a creative team across North America to drive long-term profitable improvement.

The Latin American market continued to struggle. Despite this, EMI performed well, and profitability increased considerably, with a margin improvement of more than 25 percentage points.

In the UK & Ireland, EMI generated significant market share gains. This excellent business continually generates good margins and strong repertoire. The changes made over the past year have enabled it to build on this strength still further, improving margins and remaining the prime source of successful UK and Irish repertoire on both domestic and international charts.

Continental Europe was more difficult. Despite continued growth in France, the European music market fell 4.5% compared with last year, and our market share decreased although we had considerable success with Herbert Grönemeyer in Germany and Renaud in France. This drop in performance was largely the result of the European restructuring progressing more slowly than planned because of the constraints imposed by labour regulations.
It is now almost complete and we expect to realise the benefits of it in the remainder of this financial year.

Our Japanese business performed extremely well in the period. Although the market remained weak, we improved our market share substantially, which drove margins still higher from a strong base. The Asian market outside Japan fell 12.6% compared with last year. Nonetheless, we also increased market share in this region and improved profitability.

Piracy has always been a factor in the global recorded music market, but in 2001 reached substantial proportions. Large-scale, commercial physical piracy remains a significant problem, particularly in Latin America and South East Asia, but more recently, and more worryingly, it has spread to the established markets of southern Europe. Digital piracy is also an issue, particularly with regard to public perception. EMI is at the forefront of the fight against piracy, and we are pleased that other companies, both in our industry and in other content-related businesses, now appear to have joined the battle. We have actively lobbied governments around the world to convince them to enforce their existing intellectual property legislation and, where that is inadequate, to enact more stringent laws. Technology is also important – we are now copy protecting our CDs in a number of regions, and expect to implement user-friendly protection in most of the world by mid-2003. We have joined with industry organisations in supporting legal action against illegal file-sharing sites, and against both the companies that permit this activity and the individuals who engage in it. The artists are also realising the importance of protecting their work, and many have joined with the industry in press and television campaigns to educate consumers on the importance of copyright protection. Reducing piracy to acceptable levels will take time – we estimate approximately two years – but we are now making significant progress.

It is essential to reduce illegal copying, but it is equally important to present consumers with an alternative. The demand for good music is as strong as ever, and we must ensure that we satisfy that demand, both in traditional formats and through digital delivery. EMI has always been proactive in making its content available through legitimate sources. We continue to move forward aggressively in this area, and have now developed a flexible wholesale digital pricing policy that allows different business models to operate competitively. Beyond digital delivery, we are broadening our revenue streams in a number of other ways. Over the course of the past year, we have sought to expand our activity in new products, particularly DVD and ring tones. We have also begun to widen the base of our income, as recently illustrated in the historic deal with British superstar Robbie Williams, through which we not only profit from album sales, but also participate in revenue generated through other music-related activities, such as touring and merchandise.

Looking forward, it is clear that the markets will remain difficult for the remainder of our financial year, with a consequent impact on our sales. However, the measures we have taken to reduce the cost base and the much greater focus on controlling margins will allow a substantial profit uplift for the full year, and we expect to make continued progress thereafter.

Alain Levy
Chairman and CEO,
EMI Recorded Music

EMI Music Publishing has once again turned in a solid performance in a difficult market, with turnover for the six months ended 30 September 2002 up 4.1% in constant currency. Including movements in exchange rates, turnov increased 1.1% to £202.2m.

Before the allocation of central costs and movements in exchange rates, operating profit (EBITA) grew 3.1% to £53.9m. After taking into account exchange rate movements and central costs, operating profit for the six-mont period was £51.0m, compared with £51.2m in 2001. Operating margins were 25.9%, compared with 26.2% for the same period last year. This is principally the result of geographic and sales mix differences, with a higher proportion of new release sales in the mechanical revenue stream.

In light of the difficult market conditions in the world recorded music market, coupled with lower advertising spend on a global basis, these are very good results. They reflect the strength and depth of our catalogue, and our continued ability to identify and develop new uses for our songs.

Mechanical royalties comprised 55% of our total publishing revenue in the period, and grew 1.8% compared with last year. On a constant currency basis they grew 4.8%. In the context of the significant fall in the worldwide recordec music market, this is a very strong result, and reflects the success of our strateg to gain market share by signing successful new writers.

Performance royalties comprised 25% of our Music Publishing revenue, and grew 3.1% compared with the same period last year (5.7% at constant currency). Growth in this revenue stream has been propelled largely througl the increasing penetration of media worldwide, coupled with greater efficienc of the licensing and collection agencies.

Synchronisation royalties, which represented 13% of total Music Publishing revenue, fell 1.8% compared with the same period last year, although at constant exchange rates they grew 2.6%. The lower growth rate is principally function of the flat global advertising market, and the timing of synchronisati deals, which are individually larger and less regular than performance and mechanical royalty streams.

Other revenue sources, which represented 7% of our total publishing revenue, fell marginally compared with the same period last year, also because of the timing of receipts.

In 1997, we acquired 50% of the Jobete catalogue, which has works from such talented writer/artists as Marvin Gaye, Stevie Wonder and Smokey Robinson, and contains over 100 number one hit singles. We look forward to completing the purchase of the other 50% in the next few months. We are pleased to have this opportunity to gain full ownership of this wonderful, and lucrative, catalogue.

Our ongoing focus on identifying and signing the hit songwriters of today, combined with our continued success in promoting the uses of our exceptional catalogue, has enabled us to achieve this solid performance despite the current downturn in the global recorded music market, coupled with the fall in advertising spend in most major territories.

In the remainder of the year, we expect the pressure on mechanical royalties to increase as the recent decline in the recorded music market flows through to our receipts. However, we also anticipate that we will continue to make progress in growing our other revenue streams, particularly performance and synchronisation. On balance, we feel confident that we will be able to turn in a good result for the year.

Martin Bandier
Chairman and CEO,
EMI Music Publishing

A full explanation of the trading performance is given in the Operating Reviews on pages 4 to 7.

Group profit after tax for the six months ended 30 September 2002 increased t £138.4m from a loss last year of £54.4m. This reflects a substantial improvemen in the performance of EMI Recorded Music, continued strength in EMI Music Publishing and the net gain on the disposal of a portion of EMI's interest in HMV and certain other assets.

Group turnover decreased by £105.5m (£77.6m at constant currency) to £961.5m. This reflects a reduction in first-half sales in Recorded Music of 12.4% (9.9% at constant exchange rates) in part offset by an increase of 1.1% from Music Publishing (just over 4% at constant exchange rates).

Group operating profit (EBITA) for the first half, excluding exceptional items, increased 83.3% to £79.0m (£80.6m at constant exchange rates) from £43.1m last year. The largest contribution to this increase came from Recorded Music, which generated a rise in operating profit to £28.0m compared with a loss of £8.1m last year. Before the allocation of central costs and at constant exchange rates, profit was £35.5m compared with a loss of £3.1m last year. Music Publishin profit remained broadly flat at £51.0m compared with £51.2m in 2001. At constant exchange rates, and before central cost allocation, Music Publishing had an operating profit of £53.9m compared with £52.3m in the prior year.

Following the exit from loss-making Recorded Music satellite labels, operating profit from associates also improved substantially, moving from a loss of £8.0m last year to a profit of £0.1m this year.

In May 2002, HMV listed on the London Stock Exchange and EMI simultaneously reduced its stake to 14.5%. Therefore, the group no longer consolidates HMV's operating profit and interest charges, which last year were £3.8m and £9.5m respectively. For the period up to flotation, EMI's share of HMV's operating profit was £0.4m, and of its finance charges, £1.3m.

Group finance charges for the first half were £36.0m, £4.6m higher than last year The increase arose principally from higher interest rates resulting from the restructuring of group debt into primarily medium to long-term instruments.

The substantial increase in operating profit was the principal driver of the rise in adjusted profit before tax (adjusted PBT), which grew to a profit of £42.2m for the six months ended 30 September 2002 from a loss of £2.0m last year.

Other items affecting earnings

Amortisation for copyrights acquired and goodwill on acquisitions decreased from £27.1m to £22.7m, reflecting the write down of investments in certain satellite labels in the previous financial year in connection with the Recorded Music restructuring.

During the period, the group also benefited from a non-operating exceptional profit of £174.8m, largely arising from the disposal of EMI's stakes in HMV and Viva Media AG, offset by a modest loss relating to certain other disposals. In the first half of the prior year, the group incurred an operating exceptional charge of £15.1m, and recognised £12.4m in operating and non-operating exceptional charges in respect of HMV.

The group tax charge for the first half, after amortisation and exceptional items, was £51.7m, including tax on the unrecognised profit on the 1998 spin out of HMV into a joint venture (£25.6m) and taxes on the disposal of other interests (£12.6m). The underlying tax rate for the period was 32%, up from 30% last year, which had benefited from recovering Foreign Income Dividend payments from prior years.

The minority interest charge increased from £2.3m to £4.2m, as a result of improved profits at our Japanese recorded music operation.

As mentioned above, group profit after tax was £138.4m for the first half, compared with a loss of £54.4m last year. This resulted in adjusted diluted earnings per share rising to 2.9p, compared with a loss of 0.8p per share last year.

In recognition of the progress the group has made, the Board declared an interim dividend of 2.0p per share. The Board's current intention is to maintain the total dividend at 8.0p per share.

Cash flow and net borrowings
The net cash outflow from operating activities before exceptional items was £94.6m, compared with an outflow of £109.3m last year. After exceptional restructuring spend of £52.4m, acquisitions and capital expenditure of £42.4m, disposal proceeds of £173.7m, interest of £33.6m, tax paid of £12.2m and including exchange and other movements, net debt increased by £26.6m. Net debt at 30 September 2002 was £1,084.5m, compared with £1,057.9m at 31 March 2002, and £1,196.2m at 30 September 2001.

Treasury
EMI has completed the restructuring of its debt into medium and long-term facilities. The six-year sterling bond issued in May was increased in June to £325m, and in August we raised a further US$180m from a private placement of debt with maturities of between seven and 10 years. Together with the net proceeds of £140.6m from the HMV flotation in May, these funds were used to repay and cancel part of the £1.3bn revolving credit facility that was finalised in April 2002.

Roger Faxon
Group Chief Financial Officer,
EMI Group plc

Auditor's Report

Independent review report to EMI Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 11 to 19. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of control and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

Ernst & Young LLP
London
18 November 2002

Consolidated profit and loss account

for the six months ended 30 September 2002 (unaudited)

		Six months ended 30 September 2002				Six months ended 30 September			
		Total	Joint venture HMV Group plc	EMI Group (excluding HMV Group plc)		EMI Group (excluding HMV Group plc)		Joint venture HMV Group plc	
				Exceptional items and amortisation	Before exceptional items and amortisation	Before exceptional items and amortisation	Exceptional items and amortisation		
	Notes	£m	£m	£m	£m	£m	£m	£m	
Group turnover	2	961.5	–	–	961.5	1,067.0	–	–	1,06
Group operating profit	2&3	56.4	–	(22.6)	79.0	43.1	(41.4)	–	
Share of operating profit in joint venture before exceptional items		0.4	0.4					3.8	
Share of operating profit in joint venture – exceptional items	4	–	–					(10.3)	(1
Share of operating profit (loss) in joint venture		0.4	0.4					(6.5)	
Share of operating profits (losses) in associates		–	–	(0.1)	0.1	(8.0)	(0.8)	–	
Total operating profit (loss)		56.8	0.4	(22.7)	79.1	35.1	(42.2)	(6.5)	(1
Non-operating exceptional items	3	174.8	–	174.8	–	–	–	–	
Profit (loss) before finance charges		231.6	0.4	152.1	79.1	35.1	(42.2)	(6.5)	(1
Finance charges:									
Group (including associates)		(36.0)	–	–	(36.0)	(31.4)	–	–	(3
Joint venture before exceptional items		(1.3)	(1.3)					(9.5)	
Joint venture – exceptional items	4	–	–					(2.1)	
Joint venture		(1.3)	(1.3)					(11.6)	(1
Total finance charges	5	(37.3)	(1.3)	–	(36.0)	(31.4)	–	(11.6)	(4
Profit (loss) on ordinary activities before taxation		194.3	(0.9)	152.1	43.1	3.7	(42.2)	(18.1)	(5
Taxation on profit (loss) on ordinary activities	6	(51.7)	0.3	(38.2)	(13.8)	–	4.5	–	
Profit (loss) on ordinary activities after taxation		142.6	(0.6)	113.9	29.3	3.7	(37.7)	(18.1)	(5
Minority interests (equity)		(4.2)							
Profit (loss) attributable to members of the Holding Company		138.4							(5
Dividends (equity)	7	(15.6)							(3
Transfer to (from) profit and loss reserve		122.8							(8

Consolidated balance sheet

at 30 September 2002 (unaudited)

	At 30 September 2002 £m	At 30 September Res
Fixed assets		
Music copyrights	**462.1**	51
Goodwill	**59.2**	6
Tangible fixed assets	**274.3**	29
Investments: associates	**6.4**	2
Other fixed asset investments	**35.8**	2
Investments: own shares	**12.5**	1
	850.3	93
Current assets		
Stocks	**36.7**	5
Debtors	**906.3**	95
Deferred taxation	**16.9**	2
Investments: liquid funds	**1.0**	
Cash at bank and in hand and cash deposits	**111.0**	9
	1,071.9	1,12
Creditors: amounts falling due within one year		
Borrowings	**(38.6)**	(92
Other creditors	**(1,127.4)**	(1,17
	(1,166.0)	(2,10
Net current liabilities	**(94.1)**	(98
Total assets less current liabilities	**756.2**	(4
Creditors: amounts falling due after more than one year		
Borrowings	**(1,157.9)**	(36
Other creditors	**(41.3)**	(2
	(1,199.2)	(38
Provisions for liabilities and charges		
Deferred taxation	**(2.7)**	
Other provisions	**(141.3)**	(9
Investments: joint venture (HMV Group plc)	**–**	(18
	(144.0)	(28
	(587.0)	(71
Capital and reserves		
Called-up share capital	**110.4**	11
Share premium account	**445.8**	44
Capital redemption reserve	**495.8**	49
Other reserves	**256.0**	25
Profit and loss reserve (including goodwill previously written off)	**(2,024.8)**	(2,16
Equity shareholders' funds	**(716.8)**	(85
Minority interests (equity)	**129.8**	13
	(587.0)	(71

Statement of total recognised gains and losses

for the six months ended 30 September 2002 (unaudited)

	Six months ended 30 September 2002		Six months ended 30 September :	
	£m	**£m**	£m	
Profit (loss) for the period		**138.4**		(5
Currency retranslation – Group	**7.1**		(1.6)	
Currency retranslation – joint venture (HMV Group plc)	**(0.2)**		0.7	
Other recognised gains (losses)		**6.9**		(
Total recognised gains and losses relating to the period		**145.3**		(5

Reconciliation of movements in shareholders' funds

for the six months ended 30 September 2002 (unaudited)

		Six months ended 30 September 2002	Six months ended 30 September Res
	Notes	**£m**	
Opening shareholders' funds		**(1,030.2)**	(78
FRS 19 adjustment to opening balance		**–**	1
Profit (loss) for the period		**138.4**	(5
Dividends (equity)	7	**(15.6)**	(3
Other recognised gains (losses)		**6.9**	
Goodwill adjustments		**183.7**	
Shares issued		**–**	
Share of joint venture reserves adjustments		**–**	
Net increase (decrease) in shareholders' funds		**313.4**	(6
Closing shareholders' funds		**(716.8)**	(85

Consolidated cash flow statement

for the six months ended 30 September 2002 (unaudited)

	Notes	Six months ended 30 September 2002 £m	Six months 30 September
Net cash outflow from operating activities		**(147.0)**	(1
Dividends received from associates		**0.1**	
Returns on investments and servicing of finance			
Net interest paid		**(33.6)**	(
Dividends paid to minorities		**(6.5)**	
Net cash outflow from returns on investments and servicing of finance		**(40.1)**	(
Tax paid		**(12.2)**	(
Net cash flow from capital expenditure and financial investment		**143.9**	(
Net cash outflow from acquisitions and disposals		**(6.4)**	(
Equity dividends paid		**–**	
Net cash outflow before management of liquid resources and financing		**(61.7)**	(2
Issue of Ordinary Share capital		**–**	
Management of liquid resources	9	**0.4**	
Financing:			
New loans	9	**818.1**	28
Loans repaid	9	**(722.9)**	(15
Net cash inflow from management of liquid resources and financing		**95.6**	13
Increase (decrease) in cash	9	**33.9**	(8

Reconciliation of operating profit to net cash outflow from operating activities

	Six months ended 30 September 2002 £m	Six months 30 September
Group operating profit	**56.4**	
Depreciation charge	**21.2**	2
Amortisation charge:		
Music copyrights	**20.8**	2
Goodwill	**1.8**	
Amounts provided	**7.2**	
Provisions utilised	**(59.4)**	(1
(Increase) decrease in working capital:		
Stock	**0.5**	
Debtors	**(86.0)**	
Creditors	**(109.5)**	(14
Net cash outflow from operating activities	**(147.0)**	(11

Notes to the accounts

1. Accounting policies – basis of preparation

The interim financial information comprises the accounts of the Company and its subsidiaries prepared under the historic cost convention and in accordance with applicable accounting standards. The results for the six months ended 30 Septem 2002 and 30 September 2001 represent continuing operations.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's account for the year ended 31 March 2002. Statutory accounts for the year ended 31 March 2002, which incorporate an unqualifie auditor's report, have been filed with the Registrar of Companies.

The Accounting Standards Board issued the following Financial Reporting Standards effective for the Company's year ende 31 March 2002: FRS17 – *Retirement Benefits*; FRS18 – *Accounting Policies*; and FRS19 – *Deferred Tax*. FRS18 was adopte by the Group with effect from 1 April 2001 and has had no material impact on the accounts. FRS19 was adopted by the Group with effect from 1 April 2001 and the comparatives for the six months ended 30 September 2001 have been restat where appropriate. The transitional arrangements for FRS17 were adopted from 31 March 2002.

2. Segmental analyses

	Six months ended 30 September 2002			Six months ended 30 September		
	Turnover £m	**Operating profit £m**	**Operating assets £m**	Turnover £m	Operating profit £m	Ope a
By class of business:						
Recorded Music	**759.3**	**28.0**	**252.4**	867.0	(8.1)	3
Music Publishing	**202.2**	**51.0**	**443.3**	200.0	51.2	5
Other (HMV Group plc)	**n/a**	**n/a**	**–**	n/a	n/a	(1
Group*	**961.5**	**79.0**	**695.7**	1,067.0	43.1	6
Operating exceptional items and amortisation**						
Recorded Music		**(2.8)**			(20.5)	
Music Publishing		**(19.8)**			(20.9)	
Group operating profit*		**56.4**			1.7	
By origin:						
United Kingdom	**135.4**	**20.9**	**85.4**	132.0	17.3	(
Rest of Europe	**272.1**	**17.2**	**39.3**	312.1	22.6	[illegible]
Latin America	**26.2**	**(2.7)**	**6.7**	33.0	(10.2)	1
North America	**333.6**	**19.9**	**440.6**	390.3	(3.6)	5
Asia Pacific	**187.5**	**23.2**	**115.9**	189.9	15.9	1
Other	**6.7**	**0.5**	**7.8**	9.7	1.1	
Group*	**961.5**	**79.0**	**695.7**	1,067.0	43.1	6

*Group turnover and operating profit exclude the Group's share of amounts relating to the joint venture (HMV Group plc) and associates.
**Comprises operating exceptional items of £nil (2001/02: £(15.1)m) and amortisation of goodwill and music copyrights of £(22.6)m (2001/02: £(26.3)m).

Notes to the accounts
continued

3. Exceptional items

(i) Operating exceptional items

	Six months ended 30 September 2002 £m	Six months 30 September
Release of overprovision for reorganisation costs charged in prior year	4.2	
Reorganisation costs	(4.2)	(
Total	–	(

The attributable tax benefit is £nil (2001/02: £4.5m).

(ii) Non-operating exceptional items

	Six months ended 30 September 2002 £m	Six months 30 September
Profit on sale of HMV Group plc, including goodwill of £262.5m	181.1	
(Loss) on sale of subsidiary undertaking, including goodwill of £8.4m	(25.5)	
Net gain (provision for loss) on sale of fixed asset investments	19.2	
Total	174.8	

The attributable tax charge is £38.2m (2001/02: £nil).

4. Exceptional items – joint venture (HMV Group plc)

(i) Share of operating exceptional items in joint venture

	Six months ended 30 September 2002 £m	Six months 30 September
Restructuring, store closure and fixed asset impairment costs	–	(
Total	–	(

The attributable tax benefit is £nil (2001/02: £nil).

(ii) Share of non-operating exceptional finance charges in joint venture

	Six months ended 30 September 2002 £m	Six months 30 September
Renegotiation of senior credit facilities	–	
Total	–	

The attributable tax charge is £nil (2001/02: £nil).

5. Finance charges

	Six months ended 30 September 2002 £m	Six months er 30 September 2
Interest payable on:		
Bank overdrafts and loans	**29.5**	3:
Other	**8.8**	[illegible]
	38.3	3'
Interest receivable on:		
Bank balances	**(1.0)**	(:
Other	**(1.3)**	(
	(2.3)	((
Group finance charges (including associates)	**36.0**	3:
Joint venture finance charges (HMV Group plc)	**1.3**	1:
Total finance charges	**37.3**	4:

Finance charges for associates are £nil (2001/02: £nil).

6. Taxation

The tax charge for the six months ended 30 September 2002 has been calculated by reference to the forecast tax rate for the year ending 31 March 2003 (32.0%). The total tax charge of £51.7m (2001/02: £4.5m credit) includes a £38.2m char on exceptional items (2001/02: £4.5m credit).

7. Dividends (equity)

	Six months ended 30 September 2002 £m	Six months er 30 September 2
Ordinary dividends:		
Interim	**15.8**	3:
Adjustment to the 2002 final dividend	**(0.2)**	
Adjustment to the 2001 final dividend	**–**	((
Total	**15.6**	3:

The interim dividend of 2.0p per share will be paid on 4 April 2003 to shareholders on the register at the close of business on 7 March 2003.

Notes to the accounts
continued

8. Earnings per share (EPS)

	Six months ended 30 September 2002	Six months 30 Septembe
Basic earnings per Ordinary Share	**17.7p**	
Diluted earnings per Ordinary Share	**17.7p**	
Adjusted basic earnings per Ordinary Share	**2.9p**	
Adjusted diluted earnings per Ordinary Share	**2.9p**	

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group normalised basis.

Reconciliation of adjusted earnings

	Six months ended 30 September 2002 £m	Per share	Six months ended 30 Septembe £m	Pe
Earnings/basic EPS	**138.4**	**17.7p**	(54.4)	
Adjustments:				
Operating exceptional items	–	–	15.1	
Non-operating exceptional items	**(174.8)**	**(22.3)p**	–	
Share of operating exceptional items in joint venture	–	–	10.3	
Share of exceptional finance charges in joint venture	–	–	2.1	
Amortisation of goodwill and music copyrights	**22.7**	**2.9p**	27.1	
Attributable taxation	**38.2**	**4.9p**	(4.5)	
Minority interest (re music copyright amortisation)	**(2.1)**	**(0.3)p**	(2.1)	
Adjusted earnings/adjusted EPS	**22.4**	**2.9p**	(6.4)	
Adjusted dilution impact	**n/a**	–	n/a	
Adjusted earnings/adjusted diluted EPS	**22.4**	**2.9p**	(6.4)	

The adjusted weighted average number of Ordinary Shares used in the diluted EPS calculations, 784.1m (2001/02: 782. is the weighted average number of Ordinary Shares in issue, 783.9m (2001/02: 782.5m), plus adjustments for dilutive s options, 0.2m (2001/02: 0.3m).

9. Cash, liquid resources and financing

The following definitions have been used:

Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.

Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.

Financing: Borrowings, less overdrafts which have been treated as cash.

Analysis of movement in the Group's net borrowings in the period

	At 1 April 2002 £m	Cash flow £m	Acquisitions/ (disposals) £m	Exchange movement £m	**30 September 2**
Cash at bank and in hand	84.4	27.1	–	(1.0)	**11**
Overdrafts	(40.7)	6.8	–	0.3	**(3**
Cash	43.7	33.9	–	(0.7)	**7**
Debt due after more than one year	(371.3)	(814.2)	–	29.3	**(1,15**
Debt due within one year	(729.5)	718.5	(5.5)	12.2	**(4**
Finance leases	(2.8)	0.5	–	(0.1)	**(**
Financing	(1,103.6)	(95.2)	(5.5)	41.4	**(1,16**
Investments: liquid funds	0.7	0.3	–	–	**1**
Cash deposits	1.3	(0.7)	–	(0.1)	
Liquid resources	2.0	(0.4)	–	(0.1)	**1**
Total	(1,057.9)	(61.7)	(5.5)	40.6	**(1,084**

Cash inflow on financing of £(95.2)m is split between new loans of £(818.1)m and loans repaid of £722.9m.

10. Contingent liabilities

On 19 July 2002, the Group announced that it will complete the purchase of the Jobete song catalogue, one of the world's premier music publishing catalogues containing the classic standards of the Motown era. EMI acquired an initial 50% of Jobete in 1997 and expects to complete the purchase of the remaining 50% in early 2003. The consideration payable will be calculated by reference to the net publisher's share of Jobete in the preceding year, with a minimum price of US$168m and a maximum price of US$250m.

Investor Information

Financial calendar
Results announcements
Final to 31 March 2003:
20 May 2003*
Interim to 30 September 2003:
18 November 2003*

AGM and Reports
2003 Report and Accounts:
10 June 2003*
2003 Annual General Meeting:
9 July 2003*
2003 Interim Report:
28 November 2003*

Dividend payment dates
2003 interim: payable on 4 April 2003 to shareholders on the register of members at the close of business on 7 March 2003
2003 final: payable on 3 October 2003* to shareholders on the register of members at the close of business on 5 September 2003*

*Proposed dates

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to:
Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK.
A helpline, available at local call rates in the UK only, operates during normal office hours on *0870 600 3984.* Shareholders outside the UK should call *+44 121 433 8000.*

www.shareview.co.uk
Lloyds TSB Registrars have a website at *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download change of address, dividend mandate and stock transfer forms.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account, with the related tax voucher being sent to their registered address, should request a dividend mandate form from Lloyds TSB Registrars.

Low-cost share dealing service – NatWest Stockbrokers
An execution-only service, for holders of Ordinary Shares, is available for the sale and purchase of the Company's shares at an attractive commission rate. Details about this service may be obtained from:
NatWest Stockbrokers, Corporate & Employee Services, 55 Mansell Street, London E1 8AN, UK;
Tel: 020 7895 5029;
e-mail: contactces@natwest.com

This information has been approved for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by NatWest Stockbrokers Limited, which is a member of the London Stock Exchange and is regulated by the Financial Services Authority.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may donate the shares to charity through the ShareGift scheme operated by The Orr Mackintosh Foundation. Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7337 0501.*

Individual Savings Account (ISA) – Lloyds TSB Bank Plc
Lloyds TSB Bank Plc can provide a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars either by writing to them at: *The Causeway, Worthing, West Sussex BN99 6UY,*
or by calling the ISA helpline on *0870 24 24 244.*

The publication of this information has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank Plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.

Monthly Purchase Plan (MPP) – Lloyds TSB Bank Plc
Lloyds TSB Bank Plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to:
Lloyds TSB Registrars Scotland, PO Box 28448, Edinburgh EH4 1QW,
or by calling the MPP helpline on *0870 60 60 268.*

The publication of this information has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank Plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JP Morgan Chase Bank is the Depositary for the Company's ADSs. Enquiries should be directed to:
JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA;
Tel: 1-800 428 4237 (toll-free in the USA) or *1-781 575 4328;*
Website: www.adr.com

£/US$ dividend conversion facility
This service enables holders of Ordinary Shares who are resident in the US to receive their dividends in US dollars rather than pounds sterling. Details of this facility may be obtained from:
BT Services, PO Box 305050, Nashville, Tennessee 37230, USA;
Tel: 1-615 835 3100.

Share sale facility
Holders of Ordinary Shares, who are resident in the US and who wish to sell their shares, can submit their share certificate(s) to:
Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK.

The registrar, after receiving a minimum of six applications, arranges for all the shares represented by the certificates received to be sold in one transaction. Thereafter, the proceeds of the sale, less any transaction costs, are split amongst the participants in proportion to their shareholdings and the resultant amount remitted to each participant in US dollars.

The publication of this information has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank Plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each acquired or held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
In the UK, the market price of EMI plc Ordinary Shares is available o
Ceefax and Teletext, or by calling t
FT Cityline service on *0906 843 4*
or *0906 003 4214* (calls charged
per minute).

Unsolicited mail
By law, the EMI Group plc share re
has to be available for public viewi
If you wish to avoid receiving unso
mail from other organisations, ple
write to:
Mailing Preference Service, Freep
London W1E 7EZ, or call *08457 (*
for an application form.

Annual and Interim Reports
Copies of the Group's previous An
and Interim Reports are available
from the Corporate Communicatio
Department at the address showr
in italics, or, for 1997 onwards, or
EMI Group website at the address
under Website/general enquiries b

Environment Reports and Informa
A printed version of the Group's
Summary Environment and Comm
Report and further information on
environmental matters may be obt
from the Corporate Communicatio
Department at the address showr
Website/general enquiries below.
Group's full Environment and Com
Report will be available later in the
on the EMI Group website at the a
shown below.

Website/general enquiries
The EMI Group website provides n
and financial information about the
as well as its Recorded Music and
Publishing businesses, together w
to its recorded music labels.

General enquiries may be address
to the Corporate Communications
Department at:
EMI Group plc, 4 Tenterden Street
Hanover Square, London W1A 2A
Tel: 020 7355 4848.
Callers from outside the UK shoul
+44 20 7355 4848.
Website: www.emigroup.com

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EMI Group plc
4 Tenterden Street
Hanover Square
London
W1A 2AY

Telephone
020 7355 4848
www.emigroup.com

Registered in
England and Wales
Number 229231